# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CDT Equity Inc., CIK 0001896212
CUSIP: 20678X304
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, Florida (FL), 34103
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002066774-25-000002
Filed by CIK 0002066774

## Reporting persons
- Sarborg Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 123,595; shared voting power 0; sole dispositive power 123,595; shared dispositive power 0; aggregate amount beneficially owned 123,595 (4% of the class)
  Comment: On May 15, 2025, the Issuer effected a 1-for-15 reverse stock split (the "Reverse Split"). The number of shares of Common Stock reported has been adjusted to give effect to the Reverse Split.

## Item 1. Issuer
Name of issuer: CDT Equity Inc.
Address of issuer's principal executive offices: 4851 TAMIAMI TRAIL NORTH, SUITE 200, NAPLES, FLORIDA, 34103.

## Item 2. Person Filing
Name of person filing: Sarborg Limited, a Cayman Islands company (?Sarborg?).
Address of principal business office or, if none, residence: Willow House, Cricket Square, Grand Cayman, Cayman Islands, KY1-1107.
Citizenship: Sarborg is a Cayman Islands company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 123,595
Percent of class: 4.0%, which is based on 3,065,025 shares of common stock, par value $0.0001 per share, of CDT Equity Inc. (formerly known as Conduit Pharmaceuticals Inc., the "Issuer"), issued and outstanding as of August 13, 2025, as independently confirmed by the Issuer.
Sole power to vote or to direct the vote: 123,595
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 123,595
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sarborg Ltd: /s/ Mark Taylor, Executive Director (08/18/2025)